Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

August 18, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Deutsche Multi-Market Income Trust (“KMM”) (File No. 811-05689) and Deutsche Strategic Income Trust (“KST”) (File No. 811-08382) (each a “Fund” and collectively the “Funds”) - Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White,

This letter is being submitted in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on August 1, 2016 with regard to the above-noted Proxy Statement filed with the Commission on with respect to each of the Funds on July 29, 2016.

The comments of the SEC staff are restated below followed by the Funds’ responses.

1.	Comment: The fourth paragraph of the “Message From Each Fund’s Board of Trustees” includes reference to the fact that shareholders are being asked to consider a proposal submitted by a shareholder “if properly presented.” Consider adding a cross-reference to Exhibit D which contains a portion of each Fund’s by-laws setting forth the requirements for shareholder proposals.

Response: References to Rule 14a-8 under the Securities Exchange Act of 1934 and the applicable provisions of each Fund’s Amended and Restated By-laws have been added.

2.	Comment: The second paragraph under the heading “Compensation of Board Members and Officers” states that employees of Deutsche Asset Management or its affiliates “may be deemed to participate in fees paid by the Funds.” Please clarify what is meant by this phrase.

Response: The disclosure has been revised.

3.    Comment: Under the heading “Board Structure,” the third paragraph discloses information about attendance by Board Members of the Funds at Board meetings but does not include information about attendance by Board Members at shareholder meetings of the Funds. Do the Funds have a policy with respect to attendance at shareholder meetings? If so, please describe the policy. Please include disclosure regarding the number of Board Members who attended the prior year’s annual shareholder meeting for each Fund.

Response: Disclosure regarding Board Member attendance at the 2015 annual shareholder meeting has been added.

4.	Comment: Under Proposal III please confirm the date as of which Western’s ownership of shares of KST is provided.

Response: The number of KST shares owned by Western is provided as of July 18, 2016, the date in Western’s Schedule 13D filing made on July 20, 2016, the Record Date.

5.	Comment: Under the heading “Additional Information,” please confirm that abstentions and broker non-votes will have the effect of a vote against all three proposals or revise the disclosure as needed.

Response: Abstentions and broker non-votes will have the effect of a vote against each of the Proposals.

6.	Comment: In the list of significant shareholders under the heading “Share Ownership,” please consider whether holdings information more current than February 2016 can be provided.

Response: Schedule 14A, by cross-reference to Item 403 of Regulation S-K, requires disclosure of 5% beneficial owners known by the Funds. The information is required to be furnished as of the most recent practicable date. The Funds use Schedule 13D and 13G filings for purposes of determining 5% beneficial owners for this purpose and believe the most recent practicable date for such information is the date of a shareholder’s last Schedule 13D or 13G filing prior to the record date.

7.	Comment: Please include the name of each Fund’s distributor or confirm that the Funds do not have a distributor.

Response: Neither Fund has a distributor. Shares of the Funds are publicly traded on the New York Stock Exchange.

In connection with the above-referenced filing by the Funds, each Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Amendment; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.